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                             May 20, 2022

       Barbera A. Jacobsmeyer
       President and Chief Executive Officer
       Enhabit, Inc.
       6688 N. Central Expressway
       Suite 1300
       Dallas, TX 75206

                                                        Re: Enhabit, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 10
                                                            Submitted May 6,
2022
                                                            CIK No. 0001803737

       Dear Ms. Jacobsmeyer:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 10, submitted May 6, 2022

       Business
       Our Growth Strategy
       Pursue Strategic Acquisitions, page 85

   1. We note your response to prior comment 7 and your revised disclosure on page 85 identifying the parties
associated with your recent joint ventures. We note your disclosure that "these joint
ventures will enable Enhabit to grow into new geographies in partnership with leading healthcare
providers in their respective regions." Please include
                                                        further disclosure
supporting your claim that the parties with whom you have entered into these joint ventures
are "leading healthcare providers in their respective regions."
 Barbera A. Jacobsmeyer
Enhabit, Inc.
May 20, 2022
Page 2
Material U.S. Federal Income Tax Consequences, page 156

2. We note your response to our prior comment 9. We also note your discussion on page
      157 about the tax opinion and IRS private letter ruling that are conditions to the distribution. Please highlight here as you have elsewhere that these two conditions are waivable. We note that you also generally mention facts, assumptions, representations, statements or undertakings that could influence whether the transaction is taxable for U.S.
      federal income tax purposes. Please revise to discuss the material factors that could result in the transaction being taxable in greater detail.
       You may contact Franklin Wyman at 202-551-3660 or Mary Mast at 202-551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                            Sincerely,
FirstName LastNameBarbera A. Jacobsmeyer
                                                            Division of
Corporation Finance
Comapany NameEnhabit, Inc.
                                                            Office of Life
Sciences
May 20, 2022 Page 2
cc:       Zachary S. Podolsky
FirstName LastName